UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        SEC File Number:  000-53246

                        CUSIP Number:  29414L102

 FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)   ☐ Form 10-K    ☐ Form 20-F     ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D   ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:  March 31, 2017

☐   Transition Report on Form 10-K

  ☐   Transition Report on Form 20-F

  ☐   Transition Report on Form 11-K

  ☐   Transition Report on Form 10-Q

  ☐   Transition Report on Form N-SAR

 For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

PART I — REGISTRANT INFORMATION

Eos Petro, Inc.
Full Name of Registrant

Former Name if Applicable

1999 Avenue of the Stars, Suite 2520
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90067
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form

10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This Registrant’s recent activities have delayed the preparation and review of its Quarterly Report on Form 10-Q.  This delay could not be avoided without unreasonable effort or expense.  The Registrant anticipates that the Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Nikolas Konstant	(310)	552-1555
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       ☐ Yes       ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

__________________________________________________________________________________

Eos Petro, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 15, 2017   By: /s/ Nikolas Konstant

          Nikolas Konstant

          Chairman of the Board and CFO

INSTRUCTION:  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION:

Intentional  misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).